July 10, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Mr. Gary Todd

Re:	Ames True Temper, Inc. Form 10-K for the fiscal year ended September 27, 2008 Filed December 22, 2008 File No. 333-118086
Dear Mr. Todd:
On behalf of Ames True Temper, Inc. (the “Company”), we have set forth below the responses of the Company to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 12, 2009 (the “Comment Letter”) with respect to the above-referenced Form 10-K of the Company. For your convenience, the Company has set forth below the Staff’s comments, in italics, followed by the Company’s responses thereto.
Annual Report on Form 10-K as of September 27, 2008
Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19
Critical Accounting Estimates, page 20
Recoverability of Goodwill and Intangible Assets, page 21
1.	Tell us and in future filings please disclose in more detail how you assess the fair value of indefinite lived intangible assets and the fair value of reporting units for impairment testing purposes. In that regard:
•	Please describe the valuation methods applied.
Response 1.1: The Company utilized three valuation methods for purposes of measuring the fair value of reporting units as of September 27, 2008 as follows: (1) market approach — publicly traded methodology, (2) market approach — transaction methodology, and (3) income approach — discounted cash flow methodology. The Company utilized the discounted cash flow methodology solely for purposes of measuring the fair value of reporting units as of September 29, 2007. Please see additional information under Responses 1.3 and 1.7 related to the valuation methods applied for reporting units and Responses 1.2 and 1.7 related to the valuation method applied for indefinite lived intangible assets.
•	With respect to the trade names you indicate that you applied a discounted cash flow approach. Please describe the cash flow model you applied.
Response 1.2: The Company’s indefinite lived intangible assets consist solely of trade names which are identified on page 2 of the Form 10-K for the fiscal year ended September 27, 2008 within the Trademarks and Service Marks section. The Company utilized the relief from royalty method for purposes of assessing the fair value of each of the trade names. The relief from royalty method represents the present value of savings resulting from owning the right to manufacture or sell products under a trade name without having to pay a license fee for its use.
•	It appears that you apply multiple valuation methods, please include sufficient information to enable a reader to understand how each of the methods differ, the assumed benefits of a valuation prepared under each method, the weighting of each method, and why management selected these methods as being the most meaningful in your specific circumstances.
Response 1.3: As discussed above, the Company utilized three valuation methods for purposes of measuring the fair value of reporting units which are detailed below:

The publicly traded methodology compares the subject company to publicly held companies whose stock is publicly traded. A value indication is determined from the various multiples developed from the guideline publicly traded companies. These multiples are normally based on earnings of companies in similar lines of business and include consideration of other relevant factors, such as capital structure, growth prospects and risk.

The transaction methodology compares the subject company to guideline companies involved in acquisitions. A value indication is determined from the various multiples developed from the transaction values. These multiples are normally based on earnings of companies in similar lines of business and include consideration of other relevant factors, such as financial position, profitability, growth prospects and risk.

The discounted cash flow methodology is based on the future cash flow generating ability of the reporting unit, discounted at the appropriate rate of return commensurate with the risk characteristics of the reporting unit as well as current rates of return for equity and debt capital as of the valuation date.

As of September 27, 2008, each reporting unit’s final fair value was determined by calculating a weighted average of all three valuation methods as follows: (1) publicly traded methodology - 40% weight, (2) transaction methodology — 20% weight, and (3) discounted cash flow methodology - 40% weight. Due to the fact that the transaction methodology contained mostly historical transactions that might not reflect current market conditions, it received the smallest weighting percentage.

Management selected these methods as being the most meaningful in order to be consistent with the guidance under paragraph B155 of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). The Company applied multiple valuation techniques because the fair value measurement should reflect estimates and expectations that marketplace participants would use in their estimates of fair value whenever that information is available without undue cost and effort. These methods are generally accepted to value going-concern entities. The Company engaged a third party valuation firm to provide assistance in these fair value measurements. See Response 1.6 for further information regarding the results of all three methods.

•	Please provide a description of the material assumptions applied in your evaluations, including an explanation of how those assumptions were derived and why you believe those assumptions are appropriate in your circumstances.
Response 1.4: Material assumptions included estimates of revenues, costs, royalty rates and discount rates. The Company utilized budgets and forecasts as prepared by management that were available at the time of the impairment analyses for purposes of estimating revenues and costs. The Company derived its royalty rate assumptions from royalty rate studies completed by a third party valuation firm. Discount rates were based upon a market participant’s weighted average cost of capital using market data available as of impairment testing dates. The Company believes the assumptions used are consistent with market participant assumptions for purposes of valuing trade names and reporting units.
•	Describe how current market conditions have impacted your ability to project future cash flows. That is, describe the impact of current conditions on visibility.
Response 1.5: The economic downturn at the end of the 2008 fiscal year created an increased level of near-term uncertainty relative to retailer and distributor reactions (i.e. reduce inventory levels) to consumer spending declines. Retailer and distributor reactions, as well as, overall changes in consumer spending behavior impact the Company’s future estimates of revenues, costs and cash flow. The Company included an additional risk premium of 3% in its discount rate to account for the increased execution risk in the Company’s projections and the high amount of leverage in the Company’s capital structure as compared to the industry benchmark.
•	Please provide a sensitivity analysis to address reasonably possible variability in assumptions for both goodwill and long-lived intangible assets.
Response 1.6: The fair values of the United States and Canada reporting units exceeded their carrying amounts by 52.4% and 69.3%, respectively. The fair value of each reporting unit exceeded their carrying amount by more than $50 million. A 1% increase in the discount rate for the United States reporting unit would reduce its fair value by approximately $10 million. A 1% increase in the discount rate for the Canada reporting unit would reduce its fair value by approximately $5.0 million. These changes would only impact the discounted cash flow methodology which was weighted 40% and would result in fair values continuing to exceed carrying amounts. In addition, there was no indication of impairment under any of the individual methods — market approach-publicly traded methodology; market approach — transaction methodology; or the income approach — discounted cash flow methodology. Further, under hypothetical circumstances where each method was the only method used and the fair value declined by 10%, the fair values would continue to exceed the carrying amounts for each of the three methods. Also, under hypothetical circumstances where the weighted fair value of the three methods declined by 10%, the fair values would continue to exceed the carrying amounts.
The Company estimated a 10% decrease in projected revenue related to each of the trade names would have resulted in additional impairment of $4.1 million. The Company disclosed this information on page 22 of the Form 10-K for the fiscal year ended September 27, 2008 within Part II Item 7 under the Critical Accounting Estimates — Recoverability of Goodwill and Other Intangible Assets section. In addition, a 1% increase in the discount rate would have resulted in additional impairment of $2.2 million.

•	Clarify how significant assumptions and methodologies have changed during the periods presented, if applicable.
Response 1.7: For reporting unit fair value measurement purposes, the Company utilized discount rates of 17.5% and 11.9% as of September 27, 2008 and September 29, 2007, respectively. The increase in the discount rate is mainly attributable to increased risk associated with the Company’s estimates of future revenues, costs and cash flow due to economic conditions (the “increased execution risk” discussed in Response 1.5), as well as, changes in market data inputs as of September 27, 2008 as compared to September 29, 2007. In addition, the Company utilized the weighted average of three valuation methods to measure each reporting unit’s fair value as of September 27, 2008 and the discounted cash flow method as of September 29, 2007. The Company concluded that three methods provided estimates of fair value reflective of marketplace participants’ assumptions for each reporting unit’s estimated fair value and was warranted in light of economic uncertainty as of September 27, 2008 as compared to September 29, 2007.

For trade name fair value purposes, the Company utilized discount rates of 18.5% and 12.9% as of September 27, 2008 and September 29, 2007, respectively. The increase in the discount rate is also attributable to changes in economic conditions and market data as discussed above. A higher discount rate was used in valuing the trade names as compared to valuing the reporting units to reflect the additional risk assumed from one stream of the Company’s cash flows as opposed to multiple cash flow streams when measuring the fair value of reporting units.
•	Explain to us why you believe a discount rate based on your cost of capital is appropriate.
Response 1.8: Based on the Staff’s comment, the Company reviewed the language in the Critical Accounting Estimates section for the Recoverability of Goodwill and other Intangible Assets noting the calculated cost of capital used is not the Company’s cost of capital but rather represents a calculation of a market participant’s cost of capital as of the impairment testing dates. The discount rate utilized in valuing the reporting units is appropriate due to the fact that it was derived using market participant data and market data available as of the valuation dates. While the Company notes the calculation is accurate, it will revise its disclosures in future filings to provide more clarity.

The Company will disclose in more detail how the fair value of trade names and reporting units is assessed for impairment testing purposes in future filings, including disclosures of the valuation methods applied, the weighting of each method, changes in significant assumptions during the periods presented and sensitivity analysis of reasonably possible variations in assumptions.

2.	With respect to goodwill, in future filings please expand to describe how you perform the second step of the two-step impairment model referred to in your disclosure. Also clarify whether you proceeded to the second step in your goodwill evaluation for any reporting units in the years presented.

Response 2: The fair value of each reporting unit exceeded its respective carrying amount for both years presented. Therefore in accordance with SFAS 142, paragraph 19, the second step of the impairment test was not necessary.

In future filings, the Company will describe how the second step of a two-step impairment model is performed and clarify whether the Company proceeded to the second step of the goodwill evaluation for any reporting units in the years presented.

3.	As referred to in the first paragraph of your disclosure on page 22, tell us and in future filings disclose how you allocated goodwill to the reporting units.

Response 3: In fiscal year ended September 25, 2004, the Company was acquired by a private equity firm, together with certain employees of the Company and its subsidiaries, and the resulting goodwill was allocated to reporting units based upon the fair value of each reporting unit at the time of the transaction. The fair value of each reporting unit was estimated using a market multiple approach. In accordance with SFAS 142, paragraph 35, goodwill arising from subsequent transactions was allocated to reporting units that were assigned the assets acquired and liabilities assumed. The Company performed two acquisitions during 2006; all resulting goodwill from these acquisitions was assigned to the United States reporting unit along with the assets acquired and liabilities assumed in the transactions.

In future filings, the Company will disclose how goodwill was allocated to reporting units.

4.	We see that you recorded impairment of trade names in each of the past three years. Please tell us why you believe that these trade names continue to have indefinite lives. Your response should explain how you applied the guidance from SFAS 142 in reaching your conclusion. We also see that impairment charges in 2006 and 2007 were attributed to shifts in branding strategies. Tell us how your evaluation considers whether there will be future shifts in branding strategies that might impact a conclusion that trade names have indefinite lives.

Response 4: The Company follows the guidance under paragraph 16 of SFAS 142 and evaluates the assigned useful lives of the trade names each reporting period to ensure events and circumstances continue to support an indefinite useful life. In accordance with SFAS 142, paragraph 11, the Company’s trade names continue to have indefinite lives despite recording impairments in each of the past three years because there are no legal, regulatory, contractual, competitive, economic, or other factors that limit their useful lives. Certain trade names have been in use for more than a century and the Company has no intent or reason to discontinue marketing these trade names.

The shift in branding strategies by two of the Company’s significant customers whereby their product mix was less heavily weighted with the Company’s trade name goods, reduced the amount of estimated branded revenues from these two significant customers, leading to lower trade name fair values and, subsequently, impairment charges. The shift in branding strategies was driven by changes in marketing strategies by these two significant customers and not decisions of the Company. As supported by Example 8 within Appendix A of SFAS 142, while the shift in branding strategies decreased future sales, the Company expects branded products to continue to generate future cash flows indefinitely at the reduced amount. These brands are purchased by other customers and the Company is committed to continuing to market and sell these brands.

5.	In the fifth paragraph of your disclosure you indicate that you cannot predict the occurrence of future events that might adversely affect the reported value of goodwill and indefinite-lived intangible assets. In future filings please disclose how your impairment evaluations consider these uncertainties.

Response 5: In future filings, the Company will disclose how impairment evaluations consider uncertainties.
Operations Review, page 24
6.	In future filings when you cite multiple factors in explaining a change in a financial statement item, please quantify the individual factors, where possible. For instance, in future filings please quantify the impact of the change in store servicing arrangements on revenues and expenses and quantify the amounts of the various items enumerated under “Selling, General and Administrative.”

Response 6: In future filings, the Company will quantify individual factors to explain the changes in financial statement items including the impact of the change in store servicing arrangements on revenues and expenses and amounts of various items enumerated under “Selling, General and Administrative,” where applicable.

7.	As referred to under the discussion of gross margin, in future filings please describe what you mean by an “improved product mix.” Also clarify the reference to a “less favorable product mix” as referred to in the Form 10-Q as of March 28, 2009. In that regard, future filings should make reasonably specific disclosure about the impact of changes in product mix on gross margin, where applicable.

Response 7: In future filings, the Company will describe what is meant by “improved product mix” and “less favorable product mix.” In addition, the Company will provide reasonably specific disclosure about the impact of changes in product mix on gross margin, where applicable.

8.	Please tell us about the changes to the structure of store servicing agreements and advertising allowances. Also, explain why those revisions lead to the change in accounting for these items. Please make clarifying disclosure in future filings.

Response 8: The Company accounts for store servicing arrangements in accordance with Emerging Issues Task Force Issue No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” (EITF 01-9) which provides guidance on income statement characterization of consideration (in this case store servicing allowances) given by a vendor to a customer, specifically whether that consideration should be presented in the vendor’s income statement as a reduction of revenue or as a cost or expense. Store servicing responsibilities include, but are not limited to, stocking items, maintaining displays, monitoring inventory levels, and conducting product knowledge training for customer employees. Prior to the quarter ended March 29, 2008, third party contractors provided store servicing support to one significant customer and were paid directly by the Company or the significant customer. According to paragraph 9 of EITF 01-9, the consideration (the fee paid for store servicing) should be characterized as a cost incurred when the vendor receives or will receive an identifiable benefit in exchange for the consideration if both the following conditions are met: (1) The identifiable benefit must be sufficiently separable from the recipient’s purchase of the vendor’s products such that the vendor could have entered into an exchange transaction with a party other than a purchaser of its products or services in order to receive the benefit, and (2) the vendor must also be able to reasonably estimate the fair value of the benefit identified. In the periods prior to the quarter ended March 29, 2008, the Company was able to meet the criteria under paragraph 9 of EITF 01-9 and recorded store servicing allowances as a component of selling, general and administrative expenses within the consolidated statements of operations.

During the quarter ended March 29, 2008, the customer changed the manner in which store servicing was provided by eliminating third party contractors and utilizing the customer’s own full-time employees. The criteria under paragraph 9 noted above could not be met because the Company could no longer identify the separable benefit received from store servicing performed for the Company’s products sold by the customer. Therefore, beginning in the quarter ended March 29, 2008, the Company recorded the store servicing allowances as a reduction to revenue in accordance with EITF 01-9.

The Company also accounts for advertising allowance programs in accordance with EITF 01-9. Prior to the quarter ended March 29, 2008, the Company obtained proof of performance for advertising allowances for two significant customers to identify and value the advertising benefit received. The Company met the criteria in paragraph 9 of EITF 01-9 and recorded the fair value of the advertising received as a component of selling, general and administrative expenses within the consolidated statements of operations. During the quarter ended March 29, 2008, agreements governing advertising allowances with these two significant customers were amended stipulating that no proof of performance was required and advertising allowances were guaranteed. The criteria under paragraph 9 noted above could no longer be met because the Company could no longer identify the separable benefit received from advertising the Company’s products by these customers. Therefore, beginning in the quarter ended March 29, 2008, the Company recorded the advertising allowance as a reduction to revenue in accordance with EITF 01-9.

In future filings, the Company will clarify why changes to the structure of store servicing agreements and advertising allowances led to the change in accounting for these items.
Senior Secured Credit Facility as Amended and Restated, page 30
9.	Please provide a brief description of what you refer to as a “Cash Dominion” on page 60. Also clarify the likelihood that this covenant would be applicable.

Response 9: Set forth below is the definition of Cash Dominion Trigger (as included in Exhibit 10.1 on Form 8-K filed on 4/14/06).

The Company’s Amended and Restated Credit Agreement, dated as of April 7, 2006, by and among the Company and Ames True Temper Properties, Inc., as borrowers, ATT Holding Co., as guarantor, each lender from time to time party thereto (the “Lenders”) and Bank of America, N.A., as administrative agent (“Administrative Agent”), swing line lender and letter of credit issuer (the “Credit Agreement”), contains certain covenants that become applicable to the Company upon the occurrence of a “Cash Dominion Trigger.” Under the Credit Agreement, a Cash Dominion Trigger is defined to have occurred (i) any time an Event of Default (as defined in the Credit Agreement) has occurred and is continuing or (ii) any time that (x) Availability (as defined in the Credit Agreement) is less than $5,000,000 or (y) average daily Availability for any period of ten consecutive business days is less than $10,000,000; provided that (A) each Cash Dominion Trigger is deemed to continue to be effective until either (I) waived in writing by the Administrative Agent or (II) average daily Availability is greater than $25,000,000 for a period of 90 consecutive days and (B) for the purpose of determining the applicability of the minimum Consolidated EBITDA covenant discussed below, the $10,000,000 figure set forth above is deemed to be $15,000,000.

The Company is required to maintain Consolidated EBITDA (as defined in the Credit Agreement) of $41,000,000 for each period of four fiscal quarters of the Company ending on the last day of any fiscal quarter during the effectiveness of a Cash Dominion Trigger. In addition, upon the occurrence of a Cash Dominion Trigger, (i) each Agent (as defined in the Credit Agreement) and each Lender is entitled to supplemental inspection rights consisting of unlimited rights to inspections, appraisals, audits and discussions with the Company’s management and auditors, in each case at the Company’s expense and without advance notice and (ii) the Administrative Agent is entitled to require that any cash held in any Material Accounts (as defined in the Credit Agreement) be transferred on a daily basis to a dominion account in the Administrative Agent’s name and control for daily application to loans outstanding under the Credit Agreement.

Based on historical performance and current forecasts, the Company does not expect the Cash Dominion Trigger to occur during the foreseeable future. In future filings the Company will clarify what is meant by Cash Dominion Trigger in plain English.
Item 8. Financial Statements and Supplementary Data, page 36
Note 8. Goodwill and Other Intangibles, page 53
10.	You indicate that trade names were impaired in 2008 mainly due to “current market conditions” and that trade names were impaired in 2007 and 2006 primarily because of shifts in “branding strategies by certain customers.” In future filings please provide a more substantive description of the facts and circumstances leading to the impairments. In that regard:
•	Describe how current market conditions lead to the impairment of the trade names in 2008. Clarify how these conditions impacted your expectations of the future cash flows to be derived from the trade names.

•	Please describe what you mean by a shift in branding strategies and clarify how these shifts negatively impacted the recoverability of the related trade name assets.
Response 10: In future filings, the Company will describe how market conditions and changes in branding strategies led to trade name impairments in the last three fiscal years. In addition, the Company will describe what is meant by a shift in branding strategies. Please see the response above to question number 4 regarding the shift in branding strategies.
Note 17. Related Party Transactions, page 77
11.	Please tell us and in future filings disclose how the Class B units referred to in the second paragraph under Related Party Transactions have been accounted for and valued under SFAS 123(R). In that regard, please explain to us how your disclosures about these instruments consider the requirements of SFAS 123(R).

Response 11: As further explained in Response 12, the Company concluded share-based compensation expense is immaterial and provided the disclosures the Company considered the most meaningful to financial statement users. In accordance with SFAS 123(R), paragraph 10, the Company records share-based compensation expense based on the grant-date fair value of Class B Units that are subject to vesting requirements. The expense recorded is the difference between the fair value at the date of grant less the consideration paid by the employee recognized over the vesting periods. (See Response 13 for further information regarding the vesting periods). The Company applied the probability-weighted expected return method (PWERM) in accordance with the American Institute of Certified Public Accountants Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” to determine the fair value at the time of grant of these Class B Units. Under the PWERM method, the Company weighted the probability of possible future outcomes of the business, including strategic sales, going concern and dissolution to estimate the grant date fair value of each unit.

12.	As your shares do not appear to be publically traded, please tell us how you concluded that you should not present critical accounting policy disclosure about how you value the various instruments and related strips described in Note 17 for stock compensation purposes.

Response 12: The Company concluded that share-based compensation is not considered a critical accounting policy since the impact of potential changes in estimates and assumptions would not be material to the Company’s financial condition, operating performance or cash flow. In addition, the Company notes cumulative share-based compensation expense recognized since the first transaction in 2004 (the “Acquisition” as further discussed in Response 13) totaled approximately $343,000 as of March 28, 2009. On June 28, 2004, 194,977 Class B Units were reserved for issuance to members of the Company’s management as incentive units. Of the 194,977 units, 133,382 Class B Units, or 68%, were outstanding as of March 28, 2009 and 57% of these 133,382 Class B Units are vested. In addition, as of March 28, 2009, of the 133,382 Class B Units outstanding, approximately 66% of the units were issued at the first transaction in June 2004. The Company does not grant units or allow units to be purchased on an annual or other regular basis. Since the first transaction in June 2004, units have been offered to certain employees for purchase at the time of hire or upon promotion at the sole discretion of the CHATT Holdings LLC (“CHATT LLC”) Board of Directors.
Employee Subscription Agreement and Strip Subscription Agreements, page 77
13.	Tell us and in future filings please describe the nature and components of the various instruments referred to in the third paragraph on page 77.

Response 13: On June 28, 2004, affiliates of Castle Harlan, Inc., a New York-based private-equity investment firm, together with certain employees of the Company or its subsidiaries, completed the acquisition of the Company (the “Acquisition”). In connection with the Acquisition, CHATT LLC was formed. CHATT LLC owns 100% of CHATT Holdings Inc. (“CHATT Inc.”); which owns 100% of ATT Holding Co.; which owns 100% of the Company. CHATT LLC and CHATT Inc. are not included in the consolidated financial statements of ATT Holding Co. Upon completion of the Acquisition, affiliates of Castle Harlan, Inc. owned approximately 87% of the equity interests of CHATT LLC and certain employees of the Company or its subsidiaries owned approximately 13% of the equity interests of CHATT LLC. The equity interests of CHATT LLC as of the completion of the Acquisition consisted of Class A Units and Class B Units, the terms of which are described below. The Class A Units and Class B Units were issued as strips of equal numbers of Class A Units and Class B Units (“Strips”). In addition, certain employees of the Company or its subsidiaries were issued Class B Units (sometimes referred to as Class B Incentive Units) that are subject to certain vesting requirements which are discussed below.

From time to time since June 28, 2004, CHATT LLC has issued additional Strips and additional Class B Units to employees of the Company or its subsidiaries that are subject to vesting requirements.

All of the Class B Units that are subject to vesting requirements were issued pursuant to employee subscription agreements entered into separately between CHATT LLC and each employee that received such Class B Units (“Employee Subscription Agreements”). Pursuant to the Employee Subscription Agreements, these Class B Units vest based on three criteria: (i) time vesting based on a five-year term, (ii) performance vesting based on the operating results of CHATT LLC and (iii) vesting based upon the achievement of a targeted rate of return upon a change of control of CHATT LLC. In addition, the vesting of these Class B Units is subject to acceleration in the event of a change of control of CHATT LLC. None of the Class A Units or Class B Units that were issued as Strips are subject to any vesting requirements.

Each Class A Unit and Class B Unit, whether issued as part of a Strip or pursuant to an Employee Subscription Agreement, is governed by and subject to the terms of an operating agreement among CHATT LLC and each of its equity holders (the “Operating Agreement”). Pursuant to the Operating Agreement:
•	to the extent any distribution of assets is made by CHATT LLC, the holders of Class A Units are entitled to a preferred return prior to any distribution to holders of Class B Units;

•	after the preferred return has been paid to the holders of Class A Units, the holders of Class B Units are entitled to receive any remaining amounts of any distribution on a pro rata basis;

•	holders of Class A Units do not have any voting rights; and

•	each holder of any Class B Units is entitled to one vote per Class B Unit on all matters to be voted on by the members of CHATT LLC.
The above-referenced rights of the Class B Units are applicable only to those Class B Units that (i) were issued as part of a Strip and therefore are not subject to vesting requirements or (ii) were issued pursuant to an Employee Subscription Agreement and have become vested. Unvested Class B Units do not have any voting rights or rights to receive distributions.

Each Class A Unit and Class B Unit held by employees of the Company or its subsidiaries is subject to repurchase by CHATT LLC or an affiliate of Castle Harlan, Inc. upon the termination of such employee’s employment.

At certain times following the Acquisition, CHATT LLC issued strips of Class A-1 Units and Class B Units to certain employees of the Company or its subsidiaries. Pursuant to the Operating Agreement, the holders of Class A-1 Units were entitled to a preferred return prior to any distribution of assets to holders of Class A Units or Class B Units. The terms of the Class A-1 Units were otherwise identical to the Class A Units. In January 2007, all of the Class A-1 Units were converted into Class A Units pursuant to the terms of the Operating Agreement.

Following the conversion of the Class A-1 Units into Class A Units, CHATT LLC issued strips of Class A-2 Units and Class B Units to certain employees of the Company or its subsidiaries. Pursuant to the Operating Agreement, the holders of Class A-2 Units were entitled to a preferred return prior to any distribution of assets to holders of Class A Units or Class B Units. The terms of the Class A-2 Units were otherwise identical to the Class A Units. In January 2009, all of the Class A-2 Units were converted into Class A Units pursuant to the terms of the Operating Agreement.

Accordingly, the Class A Units and Class B Units described above are the only equity interests of CHATT LLC outstanding as of the date hereof.

See Response 14 for further information regarding the equity of CHATT LLC.

The Company intends to incorporate the foregoing information into its future filings.

14.	In future filings please provide all the relevant disclosure under SFAS 123(R) for these instruments or tell us how you concluded that disclosure under SFAS 123(R) is not required.

Response 14: In accordance with the statement directly following paragraph 85 of SFAS 123(R), the accounting standard is not required to be applied to immaterial items. The Company had concluded the disclosures under SFAS 123(R) were not material based upon the estimated amount of share-based compensation expense and the limited activity of Class B Incentive Units issued since June 2004. Further, the cumulative share-based compensation expense recognized since the first transaction in 2004 totaled approximately $343,000 as of March 28, 2009. The Company provided those disclosures that it believed to be the most relevant to financial statement users since the units represent the equity of CHATT LLC and do not represent the equity of Ames True Temper, Inc. or ATT Holding Co.

15.	You indicate that units have been sold under strip subscription and incentive agreements. Tell us where you have presented and have accounted for the proceeds on sale of the strips and incentive units.

Response 15: The units sold under strip subscription and incentive agreements represent the equity of CHATT LLC (as described in Response 13) which is not part of the consolidated group of ATT Holding Co. and its subsidiaries. Therefore, the Company has not presented nor accounted for the proceeds from unit sales under strip subscription or incentive agreements as financing, investing, or stockholder’s equity activities. The Company has accounted for these cash proceeds as a due from related party. During the twenty-six week period ended March 28, 2009, and fiscal years ended September 27, 2008 and September 29, 2007, total proceeds were $10,031, $60,196 and $53,036, respectively.

16.	Please tell us and in future filings disclose how you have accounted for the strip units. Cite the basis in GAAP for your accounting.

Response 16: Please see Responses 11 through 15 above regarding how the Company accounted for strip units.

17.	You disclosure about the Class B incentive Units on page 78 suggests that you apply intrinsic value accounting for these instruments. Tell us and in future filings, please clarify how you concluded that model is appropriate in your circumstances.

Response 17: As discussed above in Response 11, the Company applied the PWERM method in accordance with the American Institute of Certified Public Accountants Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.” The disclosure is not intended to suggest the Company applies the intrinsic value method. The Company will clarify in future filings the method used to account for the incentive units.

Quarterly Report on Form 10-Q as of March 28, 2009
Note 4. Goodwill and Other Intangibles, page 7
18.	We see that you reported decreased sales, increased losses and increased operating cash flow deficits thus far in 2009. Please tell us how you considered the guidance from paragraph 28 of SFAS 142 in evaluating whether you should perform interim goodwill impairment testing. If you do not believe that interim impairment testing was necessary under that guidance, please tell us how you evaluated the requirements of SFAS 142 in reaching your conclusions. If you did perform interim testing, in response to this comment, please provide us a summary of the results, including a description of the principal assumptions. Please also respond with respect to indefinite lived intangible assets.

Response 18: In accordance with paragraphs 17 and 28 of SFAS 142, the Company reviewed its year-to-date operating results and forecasts during the second quarter ended March 28, 2009. The Company noted actual and forecasted cash flow and profitability were at or above the estimates utilized for annual goodwill impairment testing purposes as of September 27, 2008 since revenue shortfalls were offset by raw material deflation (as compared to budgets and forecasts).

The actual and forecasted revenues; however, were less than the revenue assumptions utilized for trade name impairment testing purposes as of September 27, 2008. Due to the history of impairments recorded on the trade names, certain trade names have previously been written down to fair value. As a result, those trade names are sensitive to changes in fair value and more likely to be further impaired should revenue streams decrease from earlier projections. Therefore, the Company concluded an indication of impairment existed for trade names but not for goodwill as of March 28, 2009.

The Company conducted interim trade name impairment tests for each individual trade name as of March 28, 2009, resulting in no impairment. In summary, the aggregate fair value of the trade names was estimated to be $52.3 million as compared to a book value of $49.0 million. As previously mentioned, the Company utilizes the relief from royalty method to estimate the fair value of trade names. The Company’s principal assumptions include estimated revenues, royalty rates and a discount rate to present value estimated cash flows at the time of the impairment analysis. The royalty rate was determined from a study completed by a third party valuation firm as of March 28, 2009. The discount rate decreased from 18.5% as of September 27, 2008 to 17.5% as of March 28, 2009 due to changes in market data. As a result, the effect of lower branded revenue and a lower discount rate as compared to September 27, 2008 had an offsetting impact to the fair value of each trade name.
Quarterly Reports on Form 10-Q as of December 27, 2008 and March 28, 2009
Exhibit 31.1 and 31.2 Certifications
19.	We note the principal executive officer and principal financial officer have certified the quarterly reports in his/her role as an officer of the registrant. Please revise future filings to identify the certifying individual without providing the officer’s title in the first sentence of the certification. Refer to Item 601(b)(31)(i) of Regulation S-K.

Response 19: In future filings, the Company will identify the certifying individuals without providing the officer’s title in the first sentence of the certification.
     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions or comments, please do not hesitate to call me at (717) 737-1500.
Respectfully yours,

/s/ David M. Nuti David M. Nuti Chief Financial Officer (Principal Financial Officer)